08003253

Reliance
Industries Limited

June 12, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	June 12, 2008	Forwarding a copy of the Chairman's Statement delivered at the 34th Annual General Meeting of the Company.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S.Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

June 12, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

National Stock Exchange of India Limited
Exchange Plaza, C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Chairman's Statement

We forward herewith a copy of the Chairman's Statement delivered at the 34th Annual General Meeting of the Company held on Thursday, June 12, 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19 New Marine Lines, Mumbai 400 020 for your information and record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011
Luxembourg

A Historic Leap
Towards India's Energy Security

CHAIRMAN'S STATEMENT

Thirty-fourth Annual General Meeting

Thursday, 12th June, 2008

Reliance
Industries Limited
Growth is Life

3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

Dear Shareowners,

It gives me great pleasure to welcome you to the 34th Annual General Meeting of Reliance Industries Limited.

The Company's accounts for the year ended March 31, 2008, along with the Directors' and Auditors' report, a Letter to Shareholders and Management's Discussion and Analysis, have already been circulated to you.

With your permission, I would like to take them as read.

1. Strategic Perspective

Dear Shareowners,

At the Annual General Meeting last year, I had stated that Reliance is poised for a quantum leap.

I am pleased to affirm that this forecast has become a reality this year.

Reliance is now on the verge of a quantum leap in one of its several growth platforms: energy.

Two very large projects, founded on the energy growth platform, will be commissioned in the second half of this financial year.

They will mark a historic milestone in Reliance's leap to global heights.

The new Jamnagar refinery will create the largest refining site in the world.

Commissioning of oil and gas production systems will make Reliance one of the largest deep-water international oil and gas companies in the world.

In addition, the East-West pipeline gas transmission system, built by Reliance Gas Transportation Infrastructure Limited, will connect Indian towns and cities with its gas resources.

These projects will enable Reliance become a major energy player.

They are set to make a material difference to the global energy industry.

And they will help transform India's energy security.

2. Landmark Year

Dear Shareholders,

This has been a landmark year for Reliance.

All our businesses have delivered outstanding results.

This is despite a general sense of nervousness about the global economic environment.

As a consequence, all our shareholders have benefited significantly.

In just one year, between April 1, 2007 and March 31, 2008, the market capitalization of Reliance increased by Rs 130,274 crore (US$ 32,471 million) to Rs 329,179 crore (US$ 82,049 million).

This represents a 65 percent increase in shareholder value.

Over the last five years, the market capitalization has grown by 54 percent compounded per annum.

This is a glowing assertion of our commitment to shareholder value creation.

We have increased our dividend payout to 130 percent, amounting to Rs 1,631 crore (US$ 407 million) for the year.

Commissioning of the new refinery and the oil and gas production projects will further enhance performance.

And, consequently, as shareholders, you will see rewards.

Some quarters ascribe our extraordinary performance to high crude oil prices.

I must say this impression is based on ignorance of facts.

Our performance stems from the integrated nature of our operations.

Within that integrated picture, petroleum refining is one component.

The integration strategy has been at the core of our evolution and growth.

It maximises value in the entire value chain and enables Reliance perform in a cyclical and capital-intensive industry.

In addition, gas sales, which will commence this year, will be at a wellhead price equivalent to 25.2 US$ per barrel of crude oil as compared to the current market price of 135 US$ per barrel of crude oil.

Exploration for oil and gas in demanding oceanographic conditions require investments of large amounts of risk-capital.

Therefore, the remarkable performance of your company is due to farsighted planning, meticulous execution, courageous investment decisions and conviction and dedication of our people.

3. Business and Financial Performance

Dear Shareowners,

This significant growth in shareholder value creation was enabled by a robust and record business and financial performance.

Revenues and profits showed an increase of 18 percent and 28 percent respectively.

Reliance became the first private sector company in India to cross Rs 15,000 crore (US$ 3,739 million) in net profits.

The earning per share crossed Rs. 100 per share on an expanded equity capital, following the merger of IPCL with RIL.

Return on capital employed continued to be in excess of 20 percent.

In addition to direct financial resources, Reliance is beneficially entitled to the economic value of nearly twenty crore of its shares, currently valued at Rs. 45,000 crore (US$ 10,474 million).

Together with its holding of Reliance Petroleum shares, which is valued at Rs 54,000 crore (US$ 12,677 million), Reliance has tremendous financial resources and flexibility to pursue its growth path.

Moody's and S&P have reaffirmed investment grade ratings for the international debt of Reliance as Baa2 and BBB respectively.

With these ratings, Reliance is now among the top-rated companies in the chemicals and energy sector globally.

Impressive performance on the exports front exemplify global acceptance of Reliance's products and services.

Exports made up 60 percent of Reliance's turnover and grew by 25 percent to Rs 83,492 crore (US$ 20,810 million).

Reliance maintains its leadership position as India's largest exporter.

Our exports have grown at 49 percent compounded per annum over the last five years.

I am happy to report that, last year, Reliance's capital expenditure was Rs 19,503 crore (US$ 4,861 million).

This is the highest capital expenditure of your company in its history.

This huge scale of capital expenditure was primarily driven by the exploration and production business, which is expected to create immense value for all our shareholders for years to come.

Reliance is one of India's largest contributors to the national exchequer, primarily by way of payment of duties and taxes.

During the year, Reliance paid Rs. 13,696 crore (US$ 3,414 million) in various forms of taxes and duties.

All this acquires special significance in the context of volatility and uncertainty in energy markets and economies.

Equally, it signifies the strength of Reliance to pursue growth opportunities on the basis of internal cash flows.

4. Polyester

Dear Shareholders,

In its climb to higher peaks, Reliance continues to cross several important milestones.

In this remarkable journey, the polyester business of Reliance has been the first growth platform for Reliance.

It is also the first business in Reliance to make an overseas acquisition Trevira.

And it has been the first business in Reliance to become the largest in the world in its domain.

Reliance continues to build on the polyester growth platform.

The acquisition of assets of Hualon in Malaysia exemplifies this direction.

Renamed as Recron Malaysia, this is the largest integrated textile facility globally.

The acquisition has increased the polyester capacity of Reliance by 25 percent to 2.5 million tonnes per annum.

Today, Reliance is a formidable player in the polyester fibre and yarn business, with a global market share of 7 percent.

Our capacity is more than double the capacity of the nearest competitor.

Reliance continues to focus on specialty polyesters, primarily in new business avenues of automotive, medical and construction applications.

Reliance envisages consolidating further its global leadership in polyester.

The new 2.5 million tonnes per year Paraxylene manufacturing facility at Jamnagar will provide a platform for growth in the polyester business in India and overseas.

Reliance will also consolidate its position by pursuing green-field investments and acquisitions in the entire value chain.

5. Petrochemicals

Petrochemicals have been the second growth platform for Reliance.

It encompasses a wide rage of polymers, synthetic rubbers and chemicals.

The acquisition of IPCL and its subsequent merger into Reliance brought new product categories to Reliance.

This provides the sector with a natural hedge against business cyclicality in individual product categories.

In a short span, Petrochemicals have come to occupy a significant position and have enhanced our standing amongst global peers.

In most of the product categories, Reliance is amongst or close to the top ten petrochemical players in the world.

Reliance would be commissioning 900,000 tonnes per annum of polypropylene capacity at Jamnagar this year.

This would make Reliance the 3rd largest polypropylene producer in the world.

Last year I talked about the Jamnagar petrochemical project.

The two million tonnes off-gas cracker, with matching downstream capacities, will give a new fillip to value creation by this business.

The unique refinery-petrochemical integration would give Reliance a competitive edge and make it robust.

Growth of the Indian economy and improved standard of living has accelerated demand for petrochemicals.

The petrochemicals business would thus be driven by new capacities that Reliance would be bringing on-stream in the context of buoyancy in demand.

6. Petroleum Refining and Marketing

Dear Shareholders,

The petroleum refining business is set to create history.

Reliance will be commissioning the new refinery at Jamnagar this year, earlier than scheduled.

This will be a momentous achievement.

Of late, there have been many announcements about setting up new refineries in various parts of the world. They are yet to see fruition.

Ours is the first large refinery added in recent times to meet global shortages.

The new petroleum refinery at Jamnagar would add 580,000 barrels per day to global capacity.

Consequently, petroleum refining capacity at Jamnagar would leap from 0.66 to 1.24 million barrels per day.

More importantly, almost two percent of the global petroleum refining capacity would be in one location - Jamnagar.

The refinery will earn considerable foreign exchange for the country by exporting its superior quality products to America, Europe and Asian markets.

It will make a valuable contribution to generating employment and to the country's economic growth.

It will strongly position Jamnagar as the refining hub of the world.

And it will strengthen India's position as a major supplier of high-quality refined petroleum products to the world.

Four years back, Reliance embarked on setting up petroleum retail outlets all across the country.

And it garnered a 14% share of the diesel market in India in a very short time.

However, as crude oil prices began to rise dramatically to a record high, the Government of India decided to provide subsidies only to the public sector petroleum retailing companies.

Absence of a level playing field between private and public sector petroleum retailing companies gave rise to an unviable situation.

Therefore, Reliance had no alternative but to suspend sales of petrol and diesel from its retail outlets, especially because of the high price environment.

However, Reliance remains committed to the long-term potential of the petroleum retail business, both in India and overseas.

This is highlighted by the acquisition of a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO), which has petroleum retail networks in several African countries including Tanzania, Uganda and Kenya.

Reliance is now strategically positioned to leverage this opportunity.

7. Exploration and Production

Dear Shareholders,

I would now like to turn to another path-breaking initiative of Reliance upstream oil and gas exploration and production.

During 2007-08, Reliance added a glorious chapter in its impressive record in this area.

Eight new discoveries across four major offshore basins in India - Mahanadi, Krishna-Godavari, Cauvery and Gujarat-Saurashtra - were made during this year.

We have thus proven the existence of a Petroleum System in all four of these major basins.

Currently we have 41 discoveries to date and an overall exploration success ratio of 63 percent.

This is considerably higher than global averages.

The oil discovery in the Cauvery basin is a significant milestone in this frontier basin, the extent of which is being analysed by our Earth Scientists.

In our Sohagpur Coal Bed Methane blocks, we have established an in-place gas volume of 3.76 trillion cubic feet, for which development planning is underway.

Our global gross reserve and contingent resource base has grown to 5 billion barrels of oil equivalent.

It clearly positions us amongst the top fifteen private upstream companies in the world

This has been achieved despite delays in mobilization and lack of availability of deep-water rigs.

Most importantly, it puts us firmly on track towards an ambitious resource accretion target of ten billion barrels of oil equivalent.

To achieve this we have planned an aggressive exploration campaign aimed at diversifying our search for new accumulations over the next three years.

We plan to drill in a majority of our blocks during this period.

We also propose to accelerate our campaign in the Krishna-Godavari basin.

Over the last few years, Reliance has had a string of oil and gas discoveries.

Reliance is creating history.

Two major deepwater fields are poised to come on stream with a combined capacity of about 550,000 barrels of oil equivalent per day.

This is about forty four percent of India's current indigenous production.

At current prices of crude oil of 135 dollars per barrel, they imply an annual saving of Rs 114,000 crore in energy imports by India.

The price approved by the Government for selling this gas implies a potential savings of about Rs 85,000 crore for Indian consumers.

With a production capacity of eighty million standard cubic meters per day, the D1 and D3 gas fields constitute the world's largest and amongst the most complex deep-water gas production facility.

This rate of production would make Reliance the second largest deep-water operator and the largest deep-water gas producer in the world amongst international oil companies.

All of this has been achieved in less than seven years since inception and in less than six years since discovery, making it one of the fastest deep-water gas field development projects in the world.

This is also India's first deep-water gas production facility.

This is a significant feat, given that it is being achieved in the very first attempt, that too in the most challenging of frontiers.

Despite acute shortages in the supply chain related to rigs, manpower, equipment and services, our project teams have tirelessly coordinated this massive project with commendable success.

Cutting-edge sub-sea technology and state-of-the-art facilities have been implemented for sustained production assurance.

Overcoming challenging oceanic conditions and harsh weather in the east coast, about 80 installation vessels have been operating over the past five months.

All major sub-sea structures have been installed, large part of the sub-sea pipelines laid, the control-cum-riser platform installed, and hook-up and pre-commissioning activities are underway.

Over 110,000 metric tonnes of equipment has been installed off-shore in extremely challenging environmental conditions.

About 90 percent of the on-shore terminal facilities and production infrastructure have also been completed.

We are on track for first oil and gas production later this financial year.

This will make it the fastest deep-water oil and gas field development project in the world.

Gas from the KGD6 reservoirs will be transported through the East-West pipeline system, one of the largest in the world.

Completion of the pipeline is being synchronized with gas production.

This will significantly improve the utilization and competitiveness of India's industrial sector.

Dear Shareowners,

The path-breaking liberalization initiatives taken by the Government of India through NELP in the late nineties have spurred significant investments.

These initiatives have enabled the country to take giant strides towards an energy-secure India.

Oil and gas production from the reservoirs of the east coast heralds a new chapter for Reliance and for India.

It will transform Reliance into a global energy player.

It will transform the energy landscape of India.

We are therefore exploring in more areas.

We are poised to produce in more discovered areas.

We are expanding our deep-water rig fleet with six additional deep-water rigs contracted.

Mobilization of these rigs is set to commence from the second half of the year.

We are forming strategic alliances with key players in the services and equipment industry.

We are also augmenting human capital.

Above all, we are committed to make a material difference to the global energy industry, to India and to Reliance.

8. International Oil and Gas

We are bringing our competencies developed in India to play in international oil and gas properties.

We have been focusing on consolidation of our portfolio.

In just four years, Reliance and its 100 percent subsidiary in Dubai have been awarded 14 blocks with an acreage of 94,000 square kilometres spread over seven countries.

This includes two blocks in Yemen and three blocks in Peru, where we have farmed into existing awarded blocks in the past year.

Reliance is well on its way to become a global energy player.

It would help open new avenues in value creation.

And a new platform for India's quest for energy security.

9. Organised Retailing

Dear Shareholders,

Organised retailing is a major growth platform for Reliance.

In the context of a growing economy, it has a huge growth potential.

Retail trade accounts for about twelve percent of all business establishments in the United States and about 11.6 percent of U.S. employment.

These figures point to the significance of this sector to the future development of India.

Last year, I talked about the transformational nature of our organised retail initiative.

I also shared with you the challenges it was facing in its roll-out.

I am pleased to inform you that these challenges have been well addressed.

We estimate that our retail business will generate in excess of half a million jobs directly over the next five years, and many times that number indirectly.

Based on experience over the past twelve months, Reliance has organised its retail initiative to focus on product-market formats.

This has enabled us effectively address the retail market opportunity in several ways:

It has brought about clearer and sharper business focus.

Positioned each format clearly in the minds of consumers with better recall.

Enabled partnerships with global leaders in each domain.

Provided domain-specific growth opportunities for talent.

And de-risked the larger organisation from setbacks in any of the formats.

We have now grown to nearly 700 stores, comprising fourteen distinct formats, across 60 towns and cities.

The Reliance Fresh format, which was the first format launched by the retail venture, has grown to nearly 600 stores.

Friends,

Growing through partnerships is one of the key strategic shifts in Reliance.

A salient feature of the retail initiative is the key partnerships that we are developing with select world-class players.

With Marks and Spencer, UK to operate M&S stores in India.

With Pearle, Europe for Optical stores.

With Apple Inc. USA to operate the iStores chain of Apple specialty stores.

With Office Depot for office products and services.

And with Vornado for retail real estate developments.

These are the partnerships that we have announced so far.

In a larger context, Reliance Retail has forged partnerships that extend over a wider landscape: one that includes our customers and other stakeholders.

Today, we are endowed with the confidence of nearly 3.5 million loyal customers through the Reliance One membership program.

And we immensely value the trust of thousands of farmers and other supplier partners.

On this strength, Reliance Retail is well on track to create a significant value-creating platform.

Generate significant employment opportunities, particularly for the under-privileged.

Bring prosperity and well-being, particularly to farmers.

And trigger a socio-economic transformation, particularly in rural India.

10. Infrastructure

Infrastructure development has been identified as another growth platform for Reliance.

Reliance is addressing the opportunity offered by the Special Economic Zone policy through two initiatives Reliance Haryana SEZ and Reliance Jamnagar SEZ.

Regulatory approvals for the development of separate SEZ's in the Districts of Gurgaon and Jhajjar in Haryana and in Jamnagar in Gujarat have been received.

The Reliance petroleum refinery is the first unit in the Jamnagar multi-product SEZ.

There are several other organizations considering investment in a wide range of industries in this SEZ, from chemicals to alternative energy.

The Special Economic Zones promise to emerge as engines of growth in the areas of manufacturing and services and contribute further to India's exports.

11. Talent Management

Dear Shareholders,

There is no denying the fact that world is facing a talent crunch.

Given our country's high economic growth, this shortage is compounded in India.

We are today a large, growing and increasingly global organization participating in several businesses.

Reliance, therefore, cannot be insulated from the prevailing talent scenario.

Reactive measures will only give short-term relief.

For sustainability, we believe that a talent pipeline, fed by a supply chain of best-in-class, will hold us in good stead.

Towards this, Reliance has adopted a multi-pronged approach.

First, nurture home-grown talent through relevant skill and competency development programs.

Second, hire top talent through concerted efforts from premier technology and management institutions.

Third, retain talent by putting in place a performance-oriented Employee Stock Option Plan, the largest in the country.

Further, in a collaborative effort, we are working with leading educational institutions to help build more robust and industry-oriented programs.

In all these endeavors, we have placed our trust in youth.

This, in turn, brings vigor and dynamism to our organisation.

It also sets in a process of creating a new generation of young Reliance leaders.

12. Innovation

Last year I announced that, from now on, 'innovation' will be a major strategic shift and a major driver for Reliance.

Since then, we have made sustained and serious efforts to put in place an ambitious 'Reliance Innovation Agenda'.

Traditionally, at Reliance, we have done very well in process innovation, business model innovation and management innovation.

The world has recognized this and applauded it.

Early this year, Reliance was ranked 19th amongst the top 50 innovative companies in the world by *Business Week*, a leading US magazine.

We want innovation to become the language, the behaviour definer, the culture and the soul of the entire Reliance.

To make this happen, we took many definitive steps.

We set up Reliance Innovation Leadership Centre (RIL-C) at Pune.

The Reliance Research Technology Centre, covering half a million square feet, is coming up speedily in Navi Mumbai.

We have constituted a unique and powerful Reliance Innovation Council.

The Council comprises some of the best global thought leaders in innovation, including Nobel Laureates.

In fact, the first meeting of this Council is being held tomorrow and the day after.

The Council will guide us in making Reliance a global technology leader in all its businesses and functions.

We have always believed in 'Growth is Life'.

We at Reliance also will now make 'innovation as a way of life'.

This will lead to 'innovation-led growth'.

13. Future Perspectives

Dear Shareholders,

Reliance is engaged in several transformational initiatives.

In the process, Reliance itself is undergoing inherent transformation.

Mode of growth is changing from organic to acquisitions.

Nature of growth is expanding from manufacturing and services to agriculture and rural.

Structure of growth is transforming from homegrown initiatives to partnerships.

Character of growth is diversifying from licensing to innovation.

And span of growth is rapidly extending from India to global.

Many of the developments that I have shared today reflect these strategic shifts.

In the short-term, however, Reliance is focusing on smooth start-up and operations of the historic projects that I highlighted.

This would make significant demands on management bandwidth and energies.

Beyond the immediate and short-term, there are very exciting opportunities for Reliance.

The first potential avenue is in fostering rural prosperity.

This is an area with enormous transformation possibilities.

It is also a growth platform of great significance.

As part of the organized retail initiative, Reliance Retail will be creating several rural business hubs.

At one level, these will be centers for aggregation of farm produce.

At another level, they will engage with supply of quality farm inputs and provision of products and services to rural consumers.

At a third level, they will be nodes for engagement with the rural community in education, health care and community welfare initiatives.

The second potential avenue for growth and transformation is in alternative energy.

This is a natural extension of our conventional energy portfolio.

I will be happy to share with you details, once we have a concrete value creating plan in place.

Dear Shareowners,

During the year under review, Reliance has scaled new heights.

Exciting chapters have been added to its inspiring story.

Promises I made last year and in the previous years have been fulfilled.

Dreams of our Founder-Chairman Shri Dhirubhai Ambani have been realised.

Reliance began with democratisation of wealth creation process in India.

It moved on to transforming how Indians clothe themselves, how they communicate with each other and how they relate to the rest of the world.

Reliance emerged as India's flagship company as the country took giant strides to become a major economic power.

We are convinced that India will become a world leader only if we transform our agriculture and generate employment on a large scale.

For this, India needs a high growth rate on a sustained basis.

And for this, we must ensure India's energy security.

Reliance is now focussing on this all-important task.

And in the process, Reliance is poised for a historic leap.

From India's number one company to one of the world's leading energy giants.

And a company that ensures value creation for you, not only in the present, but in the future.

14. Your Blessings

Dear Shareowners,

Our bond is not only for today or tomorrow.

It is ever lasting.

This is why it continues from one generation to another.

The interest of and returns to our shareholders is, as always, uppermost in our minds.

This is my father's most precious legacy.

I am committed to upholding it in all circumstances.

And this is the promise I reiterate this year, the year of the 75th birth anniversary of our Founder-Chairman.

As we march forward, from one impressive achievement to another, we seek the blessings of our Founder-Chairman Shri Dhirubhai Ambani, all my well wishers and shareholders.

For early commissioning and stabilization of our new refinery and oil and gas production facilities.

This will be a defining moment in our history.

This will nearly double Reliance and take us to a higher league.

With this, you will be the first to reap the benefits.

15. Acknowledgements

With these words, I would like to take this opportunity to thank the Central and State Governments, the Governments of all the countries where Reliance operates, shareholders, investors, bankers, financial institutions, lenders, suppliers and customers for their consistent and resolute support.

I thank all my colleagues on the Board for their unanimous support and immense encouragement.

Finally, I would like to specially acknowledge the commitment and dedication of the entire Reliance team in creating and sustaining a world-class enterprise.

Thank you.

Mumbai
June 12, 2008

Mukesh Ambani
Chairman and Managing Director

Note: This does not purport to be a record of the proceedings of the 34th Annual General Meeting of [illegible]

END